SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        HISPANIC TELEVISION NETWORK, INC.
                        ---------------------------------
                                (Name of Issuer)

              formerly known as, AMERICAN INDEPENDENT NETWORK, INC.
              -----------------------------------------------------
                           (Former name of registrant)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   43357C 10 2
                                 (CUSIP Number)

Douglas K. Miller, 3113 S. University Drive, 6th Floor, Forth Worth, Texas 76109
                                 (817) 927-0050
                      (Name, Address, and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                December 15, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.     [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240,13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  NO.  43357C  10  2                                      Page 2 of 6 Pages
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     1     NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE
           PERSONS:

           Donald B. Sallee
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                           (a)  [_]
                                                           (b)  [_]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY
--------------------------------------------------------------------------------
     4     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
           OO
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
           U.S.A.
--------------------------------------------------------------------------------
 NUMBER  OF         7    SOLE  VOTING  POWER                4,578,823
  SHARES          --------------------------------------------------------------
BENEFICIALLY        8     SHARED  VOTING  POWER             -0-
OWNED BY EACH    --------------------------------------------------------------
  REPORTING         9     SOLE DISPOSITIVE POWER            4,578,823
PERSON   WITH     --------------------------------------------------------------
                   10     SHARED  DISPOSITIVE  POWER        -0-
--------------------------------------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY
            EACH  REPORTING  PERSON                         4,578,823
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)      [_]

CUSIP  NO.  43357C  10  2                                      Page 3 of 6 Pages
--------------------------------------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED
            BY  AMOUNT  IF  ROW  (11)                       5.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)     IN
--------------------------------------------------------------------------------


                                Page 3 of 6 Pages

ITEM  1   Security  and  Issuer

This  statement  is filed with respect to Shares of common stock par value $0.01
(the "Shares") of Hispanic Television Network, Inc. (formerly, American Independent Network, Inc.)("HTVN ", the "Company", the "Registrant" or the "Issuer"), whose address is 6125 Airport Freeway, Suite 200
Haltom  City,  Texas  76117.

ITEM  2.  Identity  and  Background

     (a)  Donald B. Sallee ("Mr. Sallee")

     (b)  Business address: c/o Invesco Capital Management, Inc.

     (c)

     (d) Mr. Sallee is associated with Invesco Capital Management, Inc. which is an investment firm whose address is 1360 Peachtree Street N.E., #100, Atlanta, Georgia 30309.

     (d)  Mr. Sallee has not,  during the last five years,  been  convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Mr. Sallee was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  U.S.A.

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     As to all of these Shares: On December 15, 1999, the merger of HTVN and Hispano Television Ventures, Inc. became effective. Mr. Sallee was a shareholder of Hispano Television Ventures, Inc. As a result of the merger, Mr., Sallee exchanged his shares of Hispano Television Ventures, Inc. for Shares of HTVN.

CUSIP  No.  43357C  10  2                                         Page  5  of  6
ITEM  4.  Purpose  of  Transaction

     The  shareholders  of  HTVN  and  the  shareholders  of  Hispano Television
Ventures, Inc. voted to merge. HTVN is the surviving entity. Mr. Sallee acquired these securities as a result of the merger. Mr. Sallee may acquire more Shares of HTVN by open market purchase or through private transactions.

     (a) Mr. Sallee may, from time to time, acquire additional securities of HTVN for investment purposes.

     (b) Mr. Sallee has no present plans or proposals for an extraordinary corporate transaction involving HTVN.

     (c) Mr. Sallee has no present plans or proposals involving the sale or transfer of a material amount of assets of HTVN or any of its subsidiaries.

     (d) Mr. Sallee has no present plans or proposals involving any change in the present board of directors or management of HTVN, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (e) Mr. Sallee has no present plans or proposals for material change in the present capitalization or dividend policy of HTVN.

     (f) Mr. Sallee has no present plans or proposals for material change in HTVN's business or corporate structure.

     (g) Mr. Sallee has no present plans or proposals for changes in HTVN's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of HTVN by any person.

     (h) Mr. Sallee has no present plans or proposals for causing a class of securities of HTVN to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) Mr. Sallee has no present plans or proposals for a class of securities of HTVN becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act.

     (j) Mr. Sallee has no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.     43357C  10  2                                      Page  6  of  6
ITEM  5.  Interest  in  Securities  of  the  Issuer

     (a) Mr. Sallee is the beneficial owner of 4,578,823 Shares of HTVN, which represents 5.9% of the class of securities.

     (b) Mr. Sallee has sole voting and dispositive power for 4,578,823 Shares of HTVN.

     (c) All of the transactions described herein occurred during the last 60 days. All of the Shares of which Mr. Sallee acquired beneficial ownership in connection with the merger were so acquired on December 15, 1999.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

ITEM  7.  Material  to  be  Filed  as  Exhibits

          Merger Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January  4,  2000             (signed)  /s/  Donald  B.  Sallee
-----------------                       ----------------------
     Date                               Donald  B.  Sallee